UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Please note that on December 4, 2024, GST authorities initiated search at three offices of ICICI Bank. The proceedings are on-going and the Bank is co-operating fully in providing data as per request placed.

The details as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Master Circular dated November 11, 2024 are enclosed herewith as Annexure.

We request you to kindly take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Annexure

1.	Name of the authority	Maharashtra State GST Department
2.	Nature and details of the action(s) taken, initiated or order(s) passed	Search as per section 67(1), (2) of MGST Act, 2017
3.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	December 4, 2024
4.	Details of the violation(s)/contravention(s) committed or alleged to be committed	-
5.	Impact on financial, operation or other activities of the Bank, quantifiable in monetary terms to the extent possible	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 4, 2024	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Assistant General Manager

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India